

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Michael Murphy
Vice President and Interim Chief Financial Officer
Duluth Holdings, Inc.
201 East Front Street
Mount Horeb, WI 53572

      Re: Duluth Holdings, Inc.
          Form 10-K for the Fiscal Year Ended January 29, 2023
          File No. 001-37641

Dear Michael Murphy:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services